FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For June 17, 2026

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Deswell Announces Second Half and Full Year Fiscal 2026 Results

- Company Announces Second Half Cash Dividend of $0.10 Per Share And

Special Cash Dividend of $0.20 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 17, 2026) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2026.

Net sales for the six months ended March 31, 2026 were $28.1 million, a decrease of 13.4% compared to net sales of $32.4 million for the six months ended March 31, 2025. Net sales decreased by 27.0% to $4.0 million in the plastic segment and decreased by 10.6% to $24.1 million in the Company’s electronic segment.

Total gross margin slightly increased to 21.1% during the six months ended March 31, 2026, as compared to 20.9% in the same period last year. For the plastic segment, gross profit margin decreased to 13.2% of net sales for the second half of fiscal 2026, as compared to 22.6% of net sales for the corresponding period of the last fiscal year. The decrease in gross profit margin in the plastic segment is mainly attributable to the decrease in sales revenues and increase in labor costs resulting from the raise in minimum hourly wage. Gross profit margin in the electronics segment increased to 22.4% in the second half of fiscal 2026, as compared to 20.6% in the second half of fiscal 2025. This was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, and continuous cost control measures in raw materials and labor costs.

Operating expense for the second half of fiscal 2026 was $0.5 million, as compared to an operating income of $1.5 million for the same period of fiscal 2025.

The Company reported net income of $3.1 million for the six months ended March 31, 2026, as compared to net income of $5.0 million for the six months ended March 31, 2025. Non-operating income for the six months ended March 31, 2026 was $3.1 million, as compared to non-operating income of $3.3 million in the six months ended March 31, 2025.  Non-operating income during the six months ended March 31, 2026 was primarily comprised of a realized gain of $693,000 on the sale of marketable securities, an increase of $1,000,000 in fair value of the marketable securities, $136,000 from rental income, $494,000 on dividend income from securities investments, and $790,000 from interest income, as compared to non-operating income primarily comprised of a realized gain of $1,470,000 on the sale of marketable securities, an increase of $202,000 in fair value of the marketable securities, $144,000 from rental income, $828,000 on dividend income from securities investments, and $695,000 from interest income in the second half of fiscal 2025. Deswell reported basic and diluted income per share of $0.20 for the second half of fiscal 2026 (based on 15,908,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.31 (based on 15,935,000 weighted average shares outstanding), for the six months ended March 31, 2025.

Net sales for the year ended March 31, 2026 were $61.3 million, a decrease of 9.3% compared to net sales of $67.6 million for fiscal 2025. Operating income for the year ended March 31, 2026 decreased to $2.0 million from $3.3 million in fiscal 2025. The Company reported net income of $10.6 million in fiscal 2026, as compared to net income of $11.1 million for the year ended March 31, 2025. The decrease in net income was mainly attributable to decreases in other income in fiscal 2026, as compared to the prior fiscal year. Deswell reported basic and diluted net income per share of $0.67 for fiscal 2026 (based on 15,922,000 weighted average shares outstanding), as compared to basic and diluted net income per share of $0.70 (based on 15,935,000 and 15,953,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's financial position remained strong, with $23.1 million in cash and cash equivalents and working capital totaling $86.5 million as of March 31, 2026. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2026.

Mr. Edward So, Chief Executive Officer, commented, “During full year fiscal 2026, we remained focused on delivering high value products and services to our customers, delivering solid results despite continued elevated inflation which contributed to higher costs and reduced consumer spending, and rising raw material prices driven by strong AI industry demand. Nonetheless, we achieved improved margin performance in both the second half and for full year fiscal 2026, in part due to the successful reduction of internal operating costs through ongoing cost improvement initiatives. We strengthened our offerings during the year, with enhanced product design support and innovative collaboration, positioning us for stronger long-term partnerships moving forward.

“Our balance sheet remains strong, with a solid cash position and no debt providing us with the flexibility to continue supporting and expanding our customer base. As we move through fiscal 2027, our focus remains on growing our position in the outsourced manufacturing space and delivering continued profitably and shareholder value.”

Second Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share and a special cash dividend of $0.20 for the second half of the fiscal year ended March 31, 2026. The dividend will be payable on July 16, 2026 to shareholders of record as of July 2, 2026.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

DESWELL INDUSTRIES

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	March 31,	March 31,
	2026	2025
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$23,062	$28,133
Time deposits with original maturities over three months	19,552	19,431
Time deposits with original maturities over twelve months - current	—	2,761
Marketable securities (note 2)	27,874	25,175
Held-to-Maturity Investment	11,846	—
Accounts receivable, net	11,433	9,914
Inventories, net (note 3)	11,750	9,462
Prepaid expenses and other current assets	1,375	1,612
Total current assets	106,892	96,488
Property, plant and equipment, net	22,326	23,385
Deferred tax assets	746	335
Time deposits with original maturing over twelve months	—	—
Total assets	$129,964	$120,208

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$6,842	$5,740
Accrued payroll and employee benefits	8,833	7,779
Customer deposits	2,643	2,058
Other accrued liabilities	1,016	1,014
Income taxes payable	1,029	1,126
Total current liabilities	20,363	17,717
Deferred income tax liabilities	211	371
Total liabilities	20,574	18,088

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares, 17,081,810 shares issued as of March 31, 2025 and 2026; 15,935,239 shares outstanding as of March 31, 2025; 15,885,239 shares outstanding as of March 31, 2026;	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2025 and 1,196,571 shares as of March 31, 2026	(2,990)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	45,889	38,450
Total shareholders' equity	109,390	102,120
Total liabilities and shareholders' equity	$129,964	$120,208

DESWELL INDUSTRIES

CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME

(UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Six Months ended		Year ended
	March 31,		March 31,
	2026	2025	2026	2025

Net sales	$28,102	$32,434	$61,332	$67,610
Cost of sales	22,171	25,655	47,613	53,967
Gross profit	5,931	6,779	13,719	13,643
Selling, general and administrative expenses	6,122	5,876	11,554	11,280
Other (expense) income, net	(342)	591	(184)	951
Operating (expense) income	(533)	1,494	1,981	3,314
Non-operating income, net	3,111	3,340	8,283	7,986
Income before income taxes	2,578	4,834	10,264	11,300
Income taxes expense (benefit)	(530)	(119)	(363)	162
Net income attributable to Deswell Industries, Inc.	$3,108	$4,953	$10,627	$11,138

Other comprehensive income	$—	$—	$—	$—
Total comprehensive income attributable to Deswell Industries, Inc.	$3,108	$4,953	$10,627	$11,138

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.20	$0.31	$0.67	$0.70
Weighted average common shares outstanding
(shares in thousands)	15,908	15,935	15,922	15,935

Diluted:
Net income per share	$0.20	$0.31	$0.67	$0.70
Weighted average common shares outstanding
(shares in thousands)	15,908	15,935	15,922	15,953

DESWELL INDUSTRIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2026	2025
Cash flows from operating activities:
Net income	$10,627	$11,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,484	1,519
Reversal of credit losses, net	(2)	(67)
Allowance for obsolete inventories, net	(675)	(54)
(Gain) loss on disposal of property, plant and equipment	(29)	(38)
Unrealized holding loss (gain) on marketable securities	(1,931)	(3,163)
Gain on sale of marketable securities	(3,574)	(1,470)
Deferred income tax benefit	(571)	(21)
Scrip dividend received	—	(73)
Exchange loss arising from marketable securities	113
Changes in operating assets and liabilities:		—
Accounts receivable	(1,517)	2,139
Inventories	(1,613)	2,721
Prepaid expenses and other current assets	237	(384)
Accounts payable	1,102	530
Accrued payroll and employee benefits	1,054	620
Customer deposits	585	346
Other accrued liabilities	2	(222)
Income taxes payable	(97)	13
Net cash provided by operating activities	5,195	13,534

Cash flows from investing activities
Purchase of property, plant and equipment	(481)	(332)
Proceeds from sale of property, plant and equipment, net of transaction costs	85	69
Purchase of marketable securities	(10,034)	(3,090)
Proceeds from sales of marketable securities	12,727	5,647
Increase of fixed deposits with original maturities over three months	(121)	(5,452)
Decrease of fixed deposits with original maturities over twelve months	2,761	38
(Increase) decrease in held-to-maturity investment	(11,846)	5,157
Net cash (used in) generated by investing activities	(6,909)	2,037

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)
Repurchase of treasury stock	(169)	—
Net cash used in financing activities	(3,357)	(3,188)

Net increase (decrease) in cash and cash equivalents	(5,071)	12,383
Cash and cash equivalents, beginning of year	28,133	15,750
Cash and cash equivalents, end of year	23,062	28,133

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	—	—
Income taxes	339	156

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands except per share data)

1.        Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2026 and March 31, 2025; the results of operations for the six months and year ended March 31, 2026 and March 31, 2025; and the cash flows for the year ended March 31, 2026 and 2025.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 29, 2025 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2026
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$25,526	$2,348	$27,874

	March 31, 2025
	Cost	Gross Unrealized (Loss)	Fair value
Marketable securities
Equity securities	$24,758	$417	$25,175

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and New York Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized income from these marketable securities for the six months ended March 31, 2026 is included in the non-operating income of the consolidated statement of operations and comprehensive income.

During the second half of fiscal 2026, realized gain from the sale of marketable securities was $693.

3.        Inventories

	March 31,	March 31,
	2026	2025
Inventories by major categories:
Raw materials	$7,884	$6,017
Work in progress	2,801	2,602
Finished goods	1,065	843
	$11,750	$9,462

4.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2026 and 2025 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2026 Compared to Six Months Ended March 31, 2025

Net Sales - The Company's net sales for the six months ended March 31, 2026 were $28,102,000, a decrease of $4,332,000 or 13.4% as compared to $32,434,000 in the corresponding period in fiscal 2025. The decrease was related to a decrease of $1,464,000 in our plastic segment and a decrease of $2,868,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was mainly related to decreases in orders of $748,000 from existing customers for plastic component parts of printers, telephone and office equipment, $541,000 for plastic component parts for tool boxes and power tools handles and $170,000 for other plastic component products from other existing customers.

The revenue decrease in the electronic segment was mainly due to a decrease in orders of $2,631,000 from existing customers for home entertainment products, $2,336,000 from existing customers for digital audio workstations, offsetting increases in orders of $1,788,000 for loudspeakers and $311,000 for instrument amplifiers from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2026 was $5,931,000, representing a gross profit margin of 21.1%. This is compared to the overall gross profit and gross profit margin of $6,779,000 or 20.9% for the second half of fiscal 2025.

Gross profit in the plastic segment for the six months ended March 31, 2026 was $523,000 or 13.2% of net sales in the segment, as compared to $1,227,000 or 22.6% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross margin for the plastic segment was mainly due to the relative increase in the costs of primary materials and labor, resulting from the drop in sales revenues, when compared with the same period of last year, as well as the change of product mix.

During the six months ended March 31, 2026, gross profit in the electronic segment was $5,408,000 or 22.4% of net sales in the segment, as compared to $5,552,000 or 20.6% of net sales in the segment for the same period in the last fiscal year. The increase in gross margin was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, as well as ongoing measures taken to control labor headcount and to limit overtime allowances, as compared to the corresponding period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the six months ended March 31, 2026 were $6,122,000 or 21.8% of total net sales, as compared to $5,876,000 or 18.1% of total net sales for the six months ended March 31, 2025.

Corporate expenses increased by $810,000 to $1,467,000 for the six months ended March 31, 2026 as compared to $657,000 for the same period ended March 31, 2025. The increase was primarily related to increases in re-allocation of audit, legal and professional fees and staff costs.

SG&A expenses in the plastic segment decreased by $724,000 to $1,447,000 or 36.5% of net sales in the segment for the second half of fiscal 2026, compared to $2,171,000 or 40.0% of net sales in the segment for the corresponding period in fiscal 2025. The decrease in SG&A expenses was mainly due to the increase in re-allocation of audit, legal and professional fee and staff costs to corporate expenses as compared to the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased $160,000 to $3,208,000 or 13.3% of net sales in the segment for the six months ended March 31, 2026, compared to $3,048,000 or 11.3% of net sales in the segment for the corresponding period in fiscal 2025. The increase in SG&A expenses was primarily related to increases of $194,000 in staff costs and welfare, $35,000 in R&D expenses and offsetting the $77,000 decrease in government tax and charges when compared to the corresponding period in the prior fiscal year.

Other (expense) income, net - Other expense was $342,000 for the six months ended March 31, 2026, as compared to other income of $591,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended March 31, 2026 was $227,000, as compared to other income of $102,000 for the same period in the prior fiscal year. The increase in other expense was mainly due to an exchange loss of $247,000, loss of $1,000 from disposal of fixed assets, offsetting a $15,000 reversal of provision for doubtful debts and a gain of $5,000 from sales of materials during the second half of fiscal 2026, as compared to a gain of $53,000 from sales of materials and of $29,000 from disposal of fixed assets, and $40,000 for reversal of doubtful debts, offsetting an exchange loss of $19,000 during the same period of fiscal 2025.

Other expense attributable to the electronic segment for the six months ended March 31, 2026 was $115,000, as compared with other income of $489,000 for the corresponding period in the prior fiscal year. The increase in other expense was mainly due to increases of $342,000 in exchange loss, the increase of $68,000 of provision for doubtful debt, the decrease of $20,000 of other income from sales of materials, decrease of $49,000 from sales related to other income and the decrease of $128,000 from other income during the six months ended March 31, 2026, when compared with the same period of last fiscal year.

Operating (expense) income - Operating expense was $533,000 for the six months ended March 31, 2026, as compared to operating income of $1,494,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $1,151,000 in the six months ended March 31, 2026, as compared to operating loss of $842,000 in the corresponding period in fiscal 2025.   The increase in operating loss in the plastic segment was mainly due to the decrease in gross profit and the decrease in other income as described above.

The electronic segment reported operating income of $2,085,000 in the six months ended March 31, 2026, compared to operating income of $2,993,000 in the corresponding period of fiscal 2025.  The decrease in operating income was mainly due to the increases in SG&A expenses and the increase in other expense as described above.

Non-Operating Income – Non-operating income for the six months ended March 31, 2026 was $3,111,000, as compared to non-operating income of $3,340,000 in the corresponding period in fiscal 2025.  This was primarily due to the decreases of $777,000 in realized gain from the sale of marketable securities, $334,000 in dividend income from investments in securities, offsetting increases of $798,000 in fair value of the marketable securities held for sale and an increase of $96,000 in interest income during the six months ended March 31, 2026, as compared to the same period of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2026 represented a current tax benefit of $28,000 and a deferred tax benefit of $502,000, as compared to a current tax benefit of $121,000 and a deferred tax provision of $2,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was a current tax expense of $15,000 and a deferred tax benefit of $107,000 in the plastic segment for the six months ended March 31, 2026, as compared to a current tax benefit of $71,000 and a deferred tax benefit of $77,000 during the year-ago six months. In the electronic segment, there was a current tax benefit of $43,000 and a deferred tax benefit of $395,000 for the six months ended March 31, 2026, as compared to a current tax benefit of $50,000 and a deferred tax provision of $79,000 for the corresponding six months of fiscal 2025.

Net Income – The Company had net income of $3,108,000 for the six months ended March 31, 2026, as compared to net income of $4,953,000 for the six months ended March 31, 2025.  The decrease in net income for the second half of fiscal 2026 was mainly attributable to the decrease in gross profit, the increase in SG&A expense and other expense as described above.

Net income for the plastic segment for the six months ended March 31, 2026 totaled $982,000, as compared to net income of $1,682,000 for the corresponding six months in fiscal 2025. The decrease in net income in the second half of fiscal 2026 for the plastic segment was mainly the result of decreases in gross margin and increase in other expenses as described above.

Net income for the electronic segment for the six months ended March 31, 2026 was $3,593,000, compared to net income of $3,928,000 for the corresponding six months of fiscal 2025.  The decrease in net income in the second half of fiscal 2026 for the electronic segment was mainly attributable to the increases in SG&A expenses and other expense as described above.

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Net Sales - The Company's net sales for the year ended March 31, 2026 were $61,332,000, a decrease of $6,278,000 or 9.3% as compared to $67,610,000 in the corresponding period in fiscal 2025. The decrease was related to decreases in sales revenues of $2,259,000 in our plastic segment, and of $4,019,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $1,816,000 from existing customers for plastic component parts of printers, telephone and office equipment, as well as $442,000 for plastic component parts for tool boxes and power tools handles from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $4,951,000 from existing customers for digital audio workstations, $2,129,000 from existing customers for audio signal processors, offsetting increases in orders of $3,253,000 for loudspeakers from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2026 was $13,719,000 representing a gross profit margin of 22.4%. This is compared with the overall gross profit and gross profit margin of $13,643,000 or 20.2% for the year ended March 31, 2025.

Gross profit in the plastic segment decreased by $917,000 to $1,436,000 or 16.1% of net sales in the segment for the year ended March 31, 2026, as compared to $2,353,000 or 21.0% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the relative increase in the cost of raw materials and labor resulting from a decrease in sales revenues, when compared with the prior fiscal year, as well as the change of product mix.

Gross profit in the electronic segment increased by $993,000 to $12,283,000 or 23.4% of net sales in the segment for the year ended March 31, 2026, as compared to $11,290,000 or 20.0% of net sales in the segment in the prior fiscal year. The increase in gross margin was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, as well as ongoing measures taken to control labor headcount and to limit overtime allowances, as compared to the corresponding period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2026 increased by $274,000 to $11,554,000 or 18.8% of total net sales, as compared to $11,280,000 or 16.7% of total net sales for the year ended March 31, 2025.

Corporate expenses increased by $678,000 to $2,026,000 for the year ended March 31, 2026 as compared to corporate expenses of $1,348,000 in the prior fiscal year. The increase was primarily related to increases in re-allocation of audit, legal and professional fees and staff costs.

SG&A expenses in the plastic segment decreased by $697,000 to $3,118,000 or 34.8% of net sales in the segment for the year ended March 31, 2026, compared to $3,815,000 or 34.0% of net sales in the segment for fiscal 2025. The decrease in SG&A expenses was mainly due to the increase in re-allocation of audit, legal and professional fee and staff costs to corporate expenses as compared to the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $294,000 to $6,411,000 or 12.2% of net sales in the segment for the year ended March 31, 2026, compared to $6,117,000 or 10.8% of net sales in the segment for fiscal 2025. The increase in total SG&A expense was mainly due to increases of $297,000 in staff costs and welfare, when compared to the prior fiscal year.

Other (expense) income, Net - Other expense was $184,000 for the year ended March 31, 2026, as compared to other income of $951,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2026 was $284,000, as compared to other income of $152,000 for the prior fiscal year. Other expense was higher in fiscal 2026 mainly due to increases of $326,000 in exchange loss, $60,000 from sales of materials, $11,000 from loss on disposal of fixed assets as well as $42,000 from other expense for the fiscal period ended March 31, 2026, when compared with fiscal 2025.

Other income attributable to the electronic segment for the year ended March 31, 2026 was $100,000, as compared with other income of $799,000 for the prior fiscal year. The decrease in other income was mainly due to increases of $374,000 from exchange loss, $136,000 from other sales related expense, $173,000 from other expense, $69,000 for provision of doubtful debts, offsetting an increase of $49,000 on the gain from material sales during the year ended March 31, 2026, when compared to the same period in the prior fiscal year.

Operating (expense) income - Operating income was $1,981,000 for the year ended March 31, 2026, as compared to operating income of $3,314,000 in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $1,966,000 in the year ended March 31, 2026, as compared to operating loss of $1,310,000 in fiscal 2025. The increase in operating loss in the plastic segment was mainly due to lower gross margin and higher other expense, as described above.

The electronic segment reported operating income of $5,972,000 in the year ended March 31, 2026, compared to operating income of $5,972,000 in fiscal 2025.  Operating income was unchanged in fiscal 2026 compared to fiscal 2025 due to the increase in gross profit being offset by the increase in SG&A expenses and the decrease in other income, as described above.

Non-Operating Income (Expense) – Non-operating income for the year ended March 31, 2026 was $8,283,000, as compared to a non-operating income of $7,986,000 in last fiscal year.  The increase in non-operating income was primarily due to increases of $2,104,000 in realized gain from the sale of marketable securities and $390,000 from interest income, offsetting a decrease of $1,232,000 from change in fair value of marketable securities, $883,000 from dividend income and $70,000 from rental income during the fiscal year ended March 31, 2026, as compared to fiscal 2025.

Income Taxes – Current tax expense and deferred tax benefit for the year ended March 31, 2026 were $202,000 of $565,000, respectively. This is compared to a current tax expense of $182,000 and a deferred tax benefit of $20,000 in the prior fiscal year.

On a segment basis, there was a current income tax expense of $28,000 and a deferred tax benefit of $170,000 in the plastic segment for the year ended March 31, 2026, as compared to a current tax benefit of $54,000 and a deferred tax benefit of $99,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $174,000 and a deferred tax benefit of $395,000 for the year ended March 31, 2026, as compared to a current tax expense of $236,000 and a deferred tax provision of $79,000 in fiscal 2025.

Net Income – The Company had net income of $10,627,000 for the year ended March 31, 2026, as compared to net income of $11,138,000 for the year ended March 31, 2025.   The decrease in net income was mainly due to the decrease in operating income, as described above.

Net income for the plastic segment for the year ended March 31, 2026 was $4,481,000, as compared to net income of $5,177,000 for fiscal 2025.  The decrease in net income in the plastic segment was mainly due to the decrease in operating income as described above.

Net income for the electronic segment for the year ended March 31, 2026 was $8,172,000, as compared to net income of $7,309,000 for fiscal 2025.  The increase in net income in the electronic segment was mainly attributable to the increase in non-operating income and deferred tax benefit as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2026, the Company had working capital of $86,529,000, as compared to 78,771,000 at March 31, 2025.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short or long-term borrowings as of March 31, 2026.

As of March 31, 2026, the Company had cash and cash equivalents of $23,062,000, as compared to $28,133,000 at March 31, 2025.  During the year ended March 31, 2026, net cash provided by operating activities was $5,195,000. Net cash used in investing activities was $6,909,000, which is mainly accounted for by cash used in purchase of $10,034,000 marketable securities, the increases of fixed deposit for $121,000 with original maturities over three months, and $11,846,000 used in held-to-maturity investments, offsetting cash provided by proceeds of $12,727,000 from the sale of marketable securities and the release of $2,761,000 from fixed deposits maturing over twelve months during the year ended March 31, 2026. Net cash used in financing activities was $3,357,000 which was comprised mainly of $3,188,000 in dividend payments and $169,000 in cash used on the repurchase of treasury stock in the year ended March 31, 2026.

As of March 31, 2026, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by Edward So, Chief Executive Officer

Date: June 17, 2026